VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mark Kronforst	February 20, 2007

Re:	Diebold, Incorporated Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 14, 2006 File No. 001-04879
Dear Mr. Kronforst:
     Diebold, Incorporated (the “Company”) is submitting this letter in response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 26, 2007 (the “Comment Letter”), with respect to its Form 10-K for the year ended December 31, 2005.
     We appreciate you taking the time to discuss this matter with us over the phone and have attempted to further answer your questions and provide our plans to enhance the overall disclosures in our filings.
     Below is the comment raised by the Staff in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 5: Property, Plant and Equipment, page 33
1.	We have considered your response to prior comment number 1 and it remains unclear to us why you have classified rotable spares in property, plant and equipment. Please provide the following:

•	Explain, in sufficient detail, why you believe that it was appropriate to amortize the cost of the pool of parts over the expected period for which they were used, as opposed to recording the cost of parts in the periods in which they were actually used. As part of your response, explain why it would be appropriate for different maintenance contracts to bear the same amount of cost for rotable

Securities and Exchange Commission
February 20, 2007

spares without regard to the extent to which the spares were actually consumed in connection with the specific contracts;
Response:
We believe our method of accounting for rotable spares for the fiscal year ended December 31, 2005 and prior years (i.e.; amortization of a pool of parts over the expected period for which they were used) resulted in an attribution of expense that was not materially different than recording the cost of parts in the periods in which they were actually used. Under this method, we view the use of a straight line depreciation approach as reasonable as it represented a systematic and rational manner of allocating expenses to the periods expected to benefit from the use of the rotable spare.
We acknowledge that different maintenance contracts should not bear the same amount of cost for rotable spares without regard to the extent to which parts are actually consumed in connection with specific contracts; however, we do not report our maintenance contracts on a contract-by-contract basis. When aggregated for reporting within our consolidated financial statements, the maintenance contract revenue is recognized ratably over the length of the contract similar to the recognition of the costs related to rotable spares; ratably recognizing the diminishing value of the rotable spares as they are utilized in the satisfaction of our service contract obligations.
•	Your response to prior comment letter 1 indicates that your accounting is consistent with the AICPA Industry Guidelines for the airline industry. Please explain to us how you considered the fact that rotable spares in the airline industry are used in the company’s own fixed assets, however, your rotable spares appear to be used in assets that belong to your customers.
Response:
We acknowledge the fact that the rotable spares in the Airline Industry are used in the company’s own fixed assets, as opposed to our rotable spares used in assets that belong to our customers. The intent of our reference to the Airline Industry was a reference to the classification only of our asset; as a long-term asset within Property, Plant and Equipment similar to the Airline Industry.
•	Please explain to us, in reasonable detail, why you believe that your model as referenced to CON6 is a more appropriate accounting model that that described in Q&A #12 of TIS Section 2140. In this regard, we note that Q&A #12 of TIS Section 2140 clearly indicates that refurbished parts used in connection with maintenance agreements should be accounted for as inventory and recorded as expense in the period that they are used.

Securities and Exchange Commission
February 20, 2007

Response:
After our discussion with you on February 7, 2007, we have further reviewed our accounting related to rotable spares and acknowledge that the model as described in Q&A #12 of TIS Section 2140 is similar to the rotable spares used as replacement parts under our maintenance contracts. As such, effective with the Company’s Form 10-K filing for the year ended December 31, 2006, the Company will change its accounting for rotable spares to be in accordance with Q&A #12 of TIS Section 2140.
In analyzing the impact of this change on the Statements of Income, Balance Sheets and Statements of Cash Flows for previously filed periods, the Company has considered both quantitative and qualitative matters per SEC Staff Accounting Bulletin: No. 99 — Materiality. The quantitative and qualitative impact of this change to the Company’s Statements of Income and Balance Sheets is immaterial.
The quantitative impact of this change to the Company’s Statements of Cash Flow is marginal (i.e.; rotable spares expenditures as a percentage of Net cash used by investing activities was 7.5%, 11.8%, and 6.0% for the years ended December 31, 2006, 2005, and 2004, respectively, and rotables spares expenditures as a percentage of Net cash provided by operating activities was 5.6%, 12.1%, and 4.7% for the years ended December 31, 2006, 2005, and 2004, respectively). On a qualitative basis, the amount of this expenditure has been separately disclosed in the Statements of Cash Flows within Cash flow from investing activities and the trends have been fairly consistent year to year. As a result, we believe that the impact of this change will be relatively transparent to the investors. The Company now fully understands that the Rotable spares expenditures are to be included within Cash flow from operating activities within its Statements of Cash Flows. Considering both these quantitative and qualitative matters, it is the Company’s position that the impact of this change is also deemed immaterial to the Company’s Statements of Cash Flows.
Based on the above analysis, the Company evaluated how best to treat this immaterial change in the Company’s Form 10-K for the year ended December 31, 2006. The Company considered treating this change as a change in accounting principle under the guidance of SFAS 154, Accounting for Changes and Error Corrections (SFAS 154). The Company also considered Staff Accounting Bulletin No.108: Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements dated September 13, 2006. Due to the impact of this change being immaterial to all previously filed reports by the Company, the Company concluded to make these immaterial revisions to prior year financial statements consistent with the discussions of such matters within SAB 108. SAB 108 indicates such revisions to prior year financial statements for immaterial amounts do not

Securities and Exchange Commission
February 20, 2007

require previously filed reports to be amended, but may be made the next time the registrant files the prior year financial statements.
The Company will reflect the impact of these changes to the years reported within our next filing which will be the Form 10-K for the year ended December 31, 2006.
As a result of applying this change, rotable spares will be included in Inventories in the Company’s Balance Sheets for the years ended December 31, 2006 and 2005 as service parts inventory. In addition, Rotable spares expenditures for the years ended December 31, 2006, 2005, and 2004, which were previously a part of Cash flow from investing activities within the Statements of Cash Flows, will be included within Cash flow from operating activities in the Statements of Cash Flows for years ended December 31, 2006, 2005, and 2004, respectively. The impact of the accounting change on previously reported income from operations, net income and earnings per share of each prior period is not material. Further, a footnote will be provided disclosing the nature of this change and impact in each of the financial statements.
We believe our conclusion addresses the points raised in your last letter as well as the points of clarification provided by you in our conversation on February 7, 2007.
Again, thank you for taking the time to discuss this over the phone with us. We appreciate your assistance in enhancing our disclosure requirements.
If you have any further questions regarding this matter, please contact the undersigned at (330) 490-5228.
Very truly yours,
Kevin J. Krakora
Executive Vice President and
Chief Financial Officer